Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067   www.xjet.com
express.press@expressjet.com
832.353.3333 **main**   877.958.NEWS **toll free**

**News Release**

**EXPRESSJET REPORTS NOVEMBER 2009 PERFORMANCE**

HOUSTON, Dec. 11, 2009 – ExpressJet Holdings, Inc. (NYSE: XJT), parent company of regional and charter airline operator, ExpressJet Airlines, Inc., today reported traffic and capacity results for November 2009.

*Scheduled Flying*

During the month, ExpressJet revenue passenger miles (RPM) totaled 638 million, and available seat miles (ASM) flown were 833 million.  ExpressJet's November load factor, operating as Continental Express, was 76.5%. The company flew 53,009 block hours and operated 29,044 departures during the month as Continental Express.

During the month, ExpressJet also announced that it will operate 22 ERJ-145 aircraft under the United Express brand beginning in May 2010.  Prior to May 1, 2010, ExpressJet will operate up to 22 aircraft under a short-term arrangement for United to assist with the transition of flying from their previous partner. The arrangement began with three aircraft on December 1, and is scheduled to increase to 22 aircraft by March 2010.  These aircraft will be sourced from ExpressJet's corporate aviation division and related traffic results will be included in the next monthly traffic release.

*Corporate Aviation*

ExpressJet flew 1,069 block hours during the month in its Corporate Aviation (charter) division. ExpressJet's fleet within the Corporate Aviation division consisted of eight 41-seat aircraft and 22 50-seat aircraft.

*All Flying*

ExpressJet had a total of 244 planes in its fleet during November – 214 allocated to flying as Continental Express and 30 operating in its Corporate Aviation division.

**About ExpressJet**

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC.  ExpressJet Airlines serves 130 scheduled destinations in North America and the Caribbean with approximately 1,100 departures per day.  Operations include a capacity purchase agreement for Continental as well as an announced agreement with United; providing clients customized 41-seat and 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services.  For more information, visit www.expressjet.com.

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# EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
## PRELIMINARY STATISTICS

| | Month Ending November 30, 2009 | | Month Ending November 30, 2008 | | Year Over Year Change | |
|---|---|---|---|---|---|---|
| | **Continental Express** | **Corporate Aviation** | **Continental Express** | **Corporate Aviation** | **Continental Express** | **Corporate Aviation** |
| Revenue Passenger Miles (millions) | 638 | | 565 | | 13% | |
| Available Seat Miles (ASM) (millions) | 833 | | 760 | | 10% | |
| Passenger Load Factor | 76.5% | | 74.4% | | 2.1 pts | |
| Block Hours | 53,009 | 1,069 | 49,808 | 722 | 6% | 48% |
| Departures | 29,044 | | 25,957 | | 12% | |
| Stage Length | 575 | | 587 | | (2%) | |
| Fleet | 214 | 30 | 214 | 30 | n/m | n/m |

| | **Continental Express** | **Corporate Aviation** | **Continental Express** | **Corporate Aviation** | **Continental Express** | **Corporate Aviation** |
|---|---|---|---|---|---|---|
| **Year to date** | | | | | | |
| Revenue Passenger Miles (millions) | 7,156 | | 7,233 | | (1%) | |
| Available Seat Miles (ASM) (millions) | 9,270 | | 9,368 | | (1%) | |
| Passenger Load Factor | 77.2% | | 77.2% | | n/m | |
| Block Hours | 599,326 | 18,173 | 632,482 | 7,708 | (5%) | n/m |
| Departures | 319,758 | | 331,143 | | (3%) | |
| Stage Length | 581 | | 581 | | n/m | |
| Fleet | 214 | 30 | 207 | 15 | 4% | n/m |

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